Exhibit 15.1

Consent of Independent Registered
Public Accounting Firm

We are aware of the incorporation by reference in the Registration Statement Form S-3 of Force Protection, Inc. and in the related Prospectuses, of our report dated November 13, 2006, relating to consolidated balance sheet of Force Protection, Inc. and Subsidiaries as of September 30, 2006, and the related consolidated statements of income for the three and nine month periods ended September 30, 2006 and cash flows for the nine months ended September 30, 2006 that are included in Force Protection, Inc.’s Form 10-Q for the quarter ended September 30, 2006.

Jaspers + Hall, PC

January 16, 2007
Denver, Colorado